UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 22, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NxStage Medical, Inc.

File No. 000-51567 - CF# 23953

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NxStage Medical, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2009.

Based on representations by NxStage Medical, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.45	through December 31, 2011
Exhibit 10.46	through June 15, 2014
Exhibit 10.48	through June 5, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel